  Exhibit 99.1

QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2020 AND 2019

(Unaudited - Expressed in Canadian Dollars)

NOTICE TO READERS

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these condensed consolidated interim financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in Canadian Dollars)

		April 30,	July 31,
	Note	2020	2019

Assets

Current assets
Cash		$350,610	$72,373
Amounts receivable and other assets	3	19,274	8,188
		369,884	80,561

Non-current assets
Mineral property interests	4	1	1

Total assets		$369,885	$80,562

Liabilities and Shareholders' Deficiency

Current liabilities
Amounts payable and other liabilities	6	$26,072	$2,062
Loan payable	7(c)	–	101,209
Due to a related party	7(b)	113,764	2,972,945
Total liabilities		139,836	3,076,216

Shareholders' deficiency
Share capital	5(a)	27,174,981	26,548,981
Reserves		592,011	592,011
Accumulated deficit		(27,536,943)	(30,136,646)
Total shareholders' deficiency		230,049	(2,995,654)

Total liabilities and shareholders' deficiency		$369,885	$80,562

Nature and continuance of operations (note 1)
The accompanying notes are an integral part of these consolidated financial statements.
/s/ Trevor Thomas	/s/ Leonie Tomlinson

Trevor Thomas	Leonie Tomlinson
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares)

		Three months ended April 30,		Nine months ended April 30, 2020
	Note	2020	2019	2020	2019
Expenses
General and administration
Administrative fees	7(b)	20,376	13,054	55,118	37,466
Legal, accounting and audit		9,545	3,722	26,658	20,306
Office and miscellaneous		28,959	11,665	55,752	35,359
Regulatory, trust and filing		6,305	7,590	36,436	21,600

Operating expenses		(65,185)	(36,031)	(173,964)	(114,731)

Other items
Interest income		179	712	505	1,289
Interest expense	7(c)	(1,081)	(2,459)	(6,291)	(3,692)
Foreign exchange loss		8	2	(429)	(153)
Gain on settlement of debt	7(b)	–	–	2,779,882	–
Income (loss) and comprehensive income (loss) for the period		$(66,079)	$(37,776)	$2,599,703	$(117,287)

Basic and diluted income (loss) per common share		$(0.01)	$(0.01)	$0.31	$(0.04)

Weighted average common shares outstanding
(basic and dilutive)		8,492,592	3,347,137	8,492,592	3,347,137

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in Canadian Dollars)

		Nine months ended April 30, 2020
	Note	2020	2019
Operating activities
Gain (loss) for the period		$2,599,703	$(117,287)
Adjustments for non-cash items:
Gain on settlement of debt		(2,779,882)	–

Adjustments for investing and financing activities:
Interest income		(505)	(1,289)
Interest expense		6,291	3,692

Changes in working capital items:
Amounts receivable and other assets		(11,086)	(9,446)
Amounts payable and other liabilities	6	24,010	7,002
Due to a related party	7(b)	(2,859,181)	60,382

Net cash used in operating activities		(3,020,650)	(56,946)

Investing activities
Interest received		505	1,289
Net cash provided by investing activities		505	1,289

Financing activities
Issuance of shares for settlement of debt	7(b)	2,905,882	–
Proceeds from private placement	5(b)	500,000	–
Proceeds from related party loan		–	100,000
Private placement deposit	5(b)	28,200	–
Repayment of private placement deposit	5(b)	(28,200)	–
Repayment of loan payable including interest	5(b)	(107,500)	–
Net cash provided by financing activities		3,298,382	100,000

(Decrease) increase in cash		278,237	44,343
Cash, beginning balance		72,373	67,205
Cash, ending balance		$350,610	$111,548

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREOLDERS' DEFICIENCY
(Unaudited - Expressed in Canadian Dollars, except for share information)

		Share Capital		Reserves
	Note	Number of shares	Amount	Equity-settled share-based payments	Accumulated deficit	Total shareholders' deficiency

Balance at August 1, 2018		3,347,137	$26,548,981	$592,011	$(29,982,931)	$(2,841,939)
Loss for the period		–	–	–	(117,287)	(117,287)
Balance at April 30, 2019		3,347,137	$26,548,981	$592,011	$(30,100,218)	$(2,959,226)

Balance at August 1, 2019		3,347,137	$26,548,981	$592,011	$(30,136,646)	$(2,995,654)
Shares issued for debt settlement	7(b)	600,000	126,000	–	–	126,000
Shares issued for private placement	5(b)	4,545,455	500,000	–	–	500,000
Income for the period		–	–	–	2,599,703	$2,599,703
Balance at April 30, 2020		8,492,592	$27,174,981	$592,011	$(27,536,943)	$230,049

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2020 AND 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.
Nature and Continuance of Operations

Quartz Mountain Resources Ltd. is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company's corporate office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada. The Company most recently focused on evaluating mineral prospects for potential acquisition and exploration in British Columbia. The Company continues to investigate potential opportunities.

These condensed consolidated interim financial statements (the "Financial Statements") of the Company as at and for the three and nine months ended April 30, 2020, include Quartz Mountain Resources Ltd. and its subsidiaries (together referred to as the "Company"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

These Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. As at April 30, 2020, the Company had cash of $350,610, and working capital of $230,049. The Company's continuing operations are dependent upon new projects, the ability of the Company to obtain the necessary financing to complete exploration of any new projects, the ability to obtain the necessary permits to explore, develop, and mine new projects, and the future profitable production of any mine. These material uncertainties raise substantial doubt on the ability of the Company to continue as a going concern.

Additional debt or equity financing will be required to fund acquisition of mineral property interests. There can be no assurance that the Company will be able to obtain additional financial resources or achieve positive cash flows. If the Company is unable to obtain adequate additional financing, it will need to curtail its expenditures further, until additional funds can be raised through financing activities.

These Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2.
Significant Accounting Policies

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)
Statement of compliance

These Financial Statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB") and its interpretations. Accordingly, they do not include all of the information and note disclosures as required by International Financial Reporting Standards ("IFRS") for annual financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2020 AND 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its most recent annual consolidated financial statements filed on the Company's profile on SEDAR at www.sedar.com. These Financial Statements should be read in conjunction with the Company’s financial statements as at and for the year ended July 31, 2019. Results for the period ended April 30, 2020, are not necessarily indicative of future results.

The Audit Committee of the Company’s Board of Directors authorized issuance of these Financial Statements on June 15, 2020.

(b)
Basis of presentation and consolidation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

These Financial Statements include the accounts of the Company and the subsidiaries that it controls. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Intercompany balances and transactions including any unrealized income and expenses arising from intercompany transactions are eliminated upon consolidation.

At April 30, 2020 and July 31, 2019, the Company held a 100% interest in QZMG Resources Ltd., a company that holds a 100% interest in Wavecrest Resources Inc.

(c)
Significant accounting estimates and judgments

The preparation of these Financial Statements in conformity with IAS 34 involved the use of judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from such estimates.

In preparing these Financial Statements, significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended July 31, 2019.

 (d)
Changes in accounting policies and new accounting pronouncements

The Company has adopted the following revised or new IFRS accounting standards that were issued and effective January 1, 2019:

●
IFRS 16, Leases
●
IFRIC 23, Uncertainty over Income Tax Treatments

These new standards do not have material impact on the Company’s financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2020 AND 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

3.
Amounts Receivable and Other Assets

	April 30, 2020	July 31, 2019
Sales tax receivable	$3,169	$1,098
Prepaid insurance	16,105	7,090
Total	$19,274	$8,188

4.
Mineral Property Interests

	April 30, 2020	July 31, 2019
Angel's Camp royalty	$1	$1

(a)
Angel's Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon. The royalty is recorded at a nominal amount of $1.

5.
Capital and Reserves

(a)
Authorized share capital

At April 30, 2020 and July 31, 2019, the authorized share capital of the Company comprised an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

No preferred shares have been issued to date. All issued common shares are fully paid.

(b)
Private Placement

The Company completed the private placement in one tranche of 4,545,455 on May 27, 2020, at a price of Cdn$0.15 per unit for gross proceeds of $500,000. Each unit consisted of one common share and one warrant (a "Warrant"). Each Warrant entitles the holder to purchase one additional share at a price of Cdn$0.15 for five years. After issuance costs of $1,302, the Group raised net proceeds of $498,698.

The private placement results in Robert Dickinson holding a control position of approximately 43% (60%, if warrants exercised) of the Company and has been approved by the TSX Venture Exchange.

During the nine months ended April 30, 2020, Robert Dickinson advanced $28,200 towards the financing, which has been refunded.

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2020 AND 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

6.
Amounts Payable and Other Liabilities

	April 30, 2020	July 31, 2019
Amounts payable	$26,072	$2,062

7.
Related Party Balances and Transactions

(a)
Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

The Company compensated key management personnel as follows:

	Three months endedApril 30,		Nine months endedApril 30,
	2020	2019	2020	2019
Short-term employee benefits, including salaries	$11,038	$6,288	$28,863	$16,438

Short-term employee benefits include salaries, director’s fees, and amounts paid to HDSI (note 7(b)) for services provided to the Company by certain HDSI personnel who serve as directors or officers of the Company.

(b)
Entities with Significant Influence over the Company

Hunter Dickinson Inc. (“HDI”) and its wholly‐owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals. HDSI provides services under contracts for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. The Company acquires services from a number of related and arms‐length contractors, and it is at the Company’s discretion that HDSI provides certain contract services.

The Company’s Chief Executive Officer, President, Chairman, Chief Financial Officer, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides certain cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non‐exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full‐time employees or experts.

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2020 AND 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge‐out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third‐party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and communication services. Third‐party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The following is a summary of transactions with HDSI that occurred during the reporting period:

	Three months endedApril 30		Nine months endedApril 30
	2020	2019	2020	2019
Services received based on management services agreement	$20,377	$13,053	$55,119	$37,466
Reimbursement of third party expenses paid	13,896	14,093	22,201	22,346
Total	$34,273	$27,146	$77,320	$59,812
Outstanding balances were as follows:

	April 30, 2020	July 31, 2019
Balance payable to HDSI	$113,764	$2,972,945

In January 2016, the Company and HDSI reached a settlement agreement whereby HDSI agreed to forgive the balance due to HDSI in the net amount of $3,086,089 if the Company completes the following:
●
makes a cash payment of $180,207; and
●
issues 600,000 shares

The cash payment of $180,207 has been paid and the shares have been issued to HDSI, completing the settlement and resulting in a gain of $2,779,882.

(c)
Related Party Loan

In December 2018, the Company entered into a loan agreement with United Mineral Services Ltd. (the “Lender”), a company owned by a former director, pursuant to which the Lender advanced to the Company a principal sum of $100,000 with a six-month term, at an interest rate of 10% per annum calculated monthly and payable quarterly. As of April 30, 2020, the principal amount and related interest have been repaid.

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2020 AND 2019
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

8.
Operating Segments

The Company operates in a single reportable operating segment – the acquisition, exploration, and evaluation of mineral property interests. The Company is currently focused on the acquisition and exploration of mineral property interests in Canada. The Company’s only long-term asset is located in the USA.

9.
Events after the reporting date

On May 25, 2020, the Company announced that it would undertake a forward share split (the "Share Split") on the basis of two additional common shares for every one common share currently outstanding.

The record date for the Share Split will be May 28, 2020. The Company's common shares will begin trading on a post-Share Split basis, under the existing ticker symbol, effective at the open of markets on May 27, 2020.

The Share Split is being conducted on a push-out basis. DRS statements for the additional shares resulting from the Share Split will be mailed to shareholders of record as of May 28, 2020 by the Company's transfer agent, Computershare Investor Services Inc. Shareholders of the Company do not need to take any action with respect to the Share Split, and there is no change to the Company's CUSIP and ISIN in connection with the Share Split. Following completion of the Share Split, the Company will have approximately 25,477,776 common shares outstanding.